                                                Filed by: Elastic Networks Inc.
                                                 Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed filed
                                              pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934

                                         Subject Company: Elastic Networks Inc.
                                                 Commission File No.: 001-16147

                                                         Date: January 29, 2002


         Set forth below is the text of a press release issued by Elastic Networks Inc. ("Elastic") pertaining to Elastic's earnings during the fourth quarter of 2001 and the year ended December 31, 2001. On December 27, 2001, Elastic, Paradyne Networks, Inc. ("Paradyne") and a wholly-owned subsidiary of Paradyne ("Merger Sub") entered into a merger agreement (the "Merger Agreement") pursuant to which, subject to the terms and conditions of the Merger Agreement, Elastic has agreed to merge with Merger Sub (the "Merger").


                             # # # # # # # # # # #


Darrell Borne
Elastic Networks Inc.
(678) 297-3100
e-mail: irinfo@elastic.com


FOR IMMEDIATE RELEASE

      Elastic Networks Inc. Reports 2001 Fourth Quarter and Annual Results

         ALPHARETTA, GA, JANUARY 29, 2002 -- Elastic Networks Inc. (Nasdaq:
ELAS) today reported results for the fourth quarter and year ended December 31, 2001.

         In the fourth quarter, the Company reported revenues of $4.9 million compared to revenues of $5.8 million for the third quarter ended September 30, 2001. The net loss for the quarter ended December 31, 2001 was $(4.2) million or $(0.13) per share, including non-cash stock based compensation expenses totaling $1.9 million. The net loss for the previous quarter ended September 30, 2001 was $(20.2) million or $(0.64) per share, including restructuring charges of $13.9 million and non-cash stock based compensation expenses totaling $1.3 million. For the year ended December 31, 2001, Elastic Networks reported revenues of $24.3 million and a net loss of $(56.0) million or $(1.78) per share.

         "In the fourth quarter, we continued strong support of our customers, improved our gross margins mainly attributable to a favorable product mix, and aligned our spending with current economic conditions," said Guy Gill, Chief Executive Officer and President of Elastic Networks. "On December 27, 2001, our Board of Directors approved the merger of Elastic Networks with Paradyne Networks. The merger, which is subject to stockholder approval by both companies, is expected to close in March of 2002."

ABOUT ELASTIC NETWORKS INC.

         Elastic Networks is a broadband leader in first-mile Ethernet access solutions, deploying its patented EtherLoop technology across a variety of products and high-speed multi-media applications. With the introduction of the Storm System(TM) family of intelligent IP-over-Ethernet products, Elastic Networks has successfully addressed the needs of the carrier, enterprise, MDU/MTU and hospitality markets for high-speed first-mile access solutions that deliver top quality service to end users while eliminating costly deployment and complicated support issues for service providers. Additionally, Elastic Networks is building strategic relationships with distributor, chip manufacturing and data networking partners.

         The company has offices in Alpharetta, Georgia, and Hong Kong, China. For more information about Elastic Networks and its patented EtherLoop technology and products, visit www.elastic.com or contact Elastic's U.S. headquarters in Alpharetta, Georgia at 678-297-3100. For investor information, e-mail our Investor Relations group at irinfo@elastic.com, or call 678-297-3100.

                           FORWARD-LOOKING STATEMENTS

         Certain of the statements contained in this release are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described. With respect to such forward-looking statements, the Company seeks the protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include, without limitation, (1) that the Company may fail to be competitive with existing and new competitors, (2) that the Company may not maintain or grow its level of revenues, given its currently limited customer base, (3) that the Company's limited number of product offerings may fail to achieve widespread market acceptance, (4) that negative changes in customer demands and requirements regarding our prices, technology and products may occur, (5) that DSL technology may fail to achieve widespread market penetration, (6) that interruptions or disruptions in our product shipments and/or our various arrangements with our distributors, manufacturers or resellers may negatively impact our ability to make sales and/or minimize our costs, (7) that the Company may not adequately respond to technological and regulatory developments impacting the telecommunications industry, (8) that needed financing may not be available to the Company if and as needed, (9) that a decline in the size and potential growth of the MTU, carrier and international markets for our technology may occur, (10) that a significant reversal in the trend toward increased usage of the Internet may occur, (11) that a drastic, negative change in the U.S. economy or market conditions may occur, (12) that our stockholders may not approve our merger with Paradyne Networks, Inc., or some other event may occur which causes the merger not to close, and (13) that some other unforeseen difficulties may occur from time to time. This list is intended to identify certain of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere herein. These factors are not intended to represent a complete list of all risks and uncertainties inherent in the Company's business, and should be read in conjunction with the more detailed cautionary statements included in the Company's most recent filings with the SEC.

                             ELASTIC NETWORKS INC.


                       CONDENSED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


                                                    THREE MONTHS ENDED DECEMBER 31,  TWELVE MONTHS ENDED DECEMBER 31,
                                                         2001             2000            2001              2000
                                                    -------------------------------  --------------------------------

Net revenues                                          $  4,870         $ 14,255         $ 24,338         $ 40,152
Cost of revenues                                         2,900           12,053           19,864           36,246
                                                      --------         --------         --------         --------
Gross profit before special charges                      1,970            2,202            4,474            3,906
Charges related to excess inventory on hand
     and on order and restructuring charges                 --               --           23,998               --
                                                      --------         --------         --------         --------
Gross profit (loss)                                      1,970            2,202          (19,524)           3,906

Operating expenses: (1)

     Sales and marketing                                 2,793            4,552           12,688           14,675
     Research and development                            2,645            3,355           12,190           11,740
     General and administrative                          1,112           11,981           13,590           16,677
                                                      --------         --------         --------         --------
          Total operating expenses                       6,550           19,888           38,468           43,092
                                                      --------         --------         --------         --------
               Operating loss
                                                        (4,580)         (17,686)         (57,992)         (39,186)
Other income (expense), net                                359            1,171            1,997              320
                                                      --------         --------         --------         --------
          Net loss                                      (4,221)         (16,515)         (55,995)         (38,866)
Accretion of Series A preferred stock                       --               (6)              --             (405)
                                                      --------         --------         --------         --------
Net loss attributed to common stockholders            $ (4,221)        $(16,521)        $(55,995)        $(39,271)
                                                      ========         ========         ========         ========
Basic and diluted net loss per common share           $  (0.13)        $  (0.54)        $  (1.78)        $  (1.94)
                                                      ========         ========         ========         ========
Weighted average shares used in computing
   basic and diluted net loss per common share          31,524           30,683           31,476           20,208
                                                      ========         ========         ========         ========


(1) Includes $3.9 million of restructuring charges and additional accruals for uncollectable accounts for the twelve months ended December 31, 2001. Includes $1.9 million, $10.4 million, $5.6 million, and $12.4 million of non-cash stock based compensation expenses for the three months ended December 31, 2001 and 2000 and twelve months ended December 31, 2001 and 2000, respectively.

                             ELASTIC NETWORKS INC.
                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                                                  DECEMBER 31,
                                                                            2001                2000
                                                                          -------            -------
ASSETS
Current assets:
       Cash, cash equivalents, restricted cash, and short-term
         investments                                                      $25,306            $68,591
       Accounts receivable, net of allowances                               3,303              8,068
       Inventories                                                          5,881              6,467
       Note receivable                                                         --              2,951
       Other current assets                                                 1,083              1,651
                                                                          -------            -------
            Total current assets                                           35,573             87,728


Other assets                                                                3,101              3,625
                                                                          -------            -------
             Total assets                                                 $38,674            $91,353
                                                                          =======            =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
       Accounts payable                                                   $ 3,379            $10,891
       Accrued liabilities                                                  8,077              2,341
       Deferred revenues                                                      721                926
       Capital lease obligations                                              196                216
                                                                          -------            -------
            Total current liabilities                                      12,373             14,374


Deferred revenues, long-term                                                   --                712
Other liabilities, long-term                                                  375                305

Stockholders' equity                                                       25,926             75,962
                                                                          -------            -------
            Total liabilities and stockholders' equity                    $38,674            $91,353
                                                                          =======            =======


                             # # # # # # # # # # #


         The material referred to in this filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as applicable, particularly those statements regarding the effects of the Elastic acquisition, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Elastic and Paradyne claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking


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statements relating to expectations about future results or events are based upon information available to Elastic as of today's date, and Elastic does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Elastic or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Elastic and Paradyne have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary stockholder or other approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the Merger include, but are not limited to, conditions in the financial markets relevant to the proposed Merger, the successful integration of Elastic into Paradyne's business, and each company's ability to compete in the highly competitive data communications equipment industry. The revenues and earnings of Elastic, Paradyne and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: the timing and amount of expense reduction; the uncertainty of litigation, including putative stockholder class actions; a reliance on international sales; rapid technological change that could render Elastic's, Paradyne's or the combined company's products obsolete; the uncertain acceptance of new telecommunications services based on DSL; substantial dependence on network service providers who may reduce or discontinue their purchase of products or services at any time; the timing and amount of, or cancellation or rescheduling of, orders of Elastic's, Paradyne's or the combined company's products to existing and new customers; possible inability to sustain revenue growth or profitability; dependence on only a few customers for a substantial portion of Elastic's, Paradyne's or the combined company's revenue; highly competitive markets; reliance on sales of access products to BB Technologies Corporation (a newly formed subsidiary of Softbank Corp.), Lucent Technologies and Avaya Inc.; dependence on sole and single-source suppliers and the reliability of the raw materials supplied by them to manufacture products under customer contracts; a long and unpredictable sales cycle; the number of DSL lines actually deployed by BB Technologies Corporation and other DSL customers as compared to forecasts; Elastic's, Paradyne's or the combined company's ability to manufacture adequate quantities of products at forecasted costs under customer contracts; Elastic's, Paradyne's or the combined company's ability to manufacture products in accordance with its published specifications; and other risks identified from time to time in Elastic's and Paradyne's SEC reports and public announcements.

            The proposed transaction will be submitted to Elastic's and Paradye's stockholders for their consideration. On January 16, 2002, Paradyne filed with the SEC a registration statement containing a preliminary joint proxy statement-prospectus regarding the proposed transaction. STOCKHOLDERS OF ELASTIC AND PARADYNE ARE URGED TO READ THE PRELIMINARY JOINT PROXY
STATEMENT-

PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WILL BE SENT TO ELASTIC'S AND PARADYNE'S STOCKHOLDERS SEEKING THEIR APPROVAL OF THE PROPOSED TRANSACTION. YOU WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ELASTIC, DARRELL BORNE 678-762-3843, OR TO: PARADYNE, INVESTOR RELATIONS 727-530-8082, AS APPLICABLE.

            Elastic and Paradyne and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Elastic and Paradyne in connection with the Merger. Information regarding those participants is included in the proxy statements for the Elastic and Paradyne annual stockholders' meetings for 2001, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement-prospectus regarding the proposed transaction when it becomes available.


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